Cue Biopharma, Inc.

675 W. Kendall Street

Cambridge, MA 02142

July 17, 2018

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Abigail Jacobs

Re:	Cue Biopharma, Inc.
Registration Statement on Form S-1
File No. 333-225800

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, registrant Cue Biopharma, Inc. (the “Company”) hereby respectfully requests that the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be declared effective at 4:00 p.m., Eastern Time, on Thursday, July 19, 2018, or as soon thereafter as is practicable.

Please direct any questions regarding this request to Mark R. Busch ((704) 331-7440; mark.busch@klgates.com) of K&L Gates LLP. In addition, please notify Mr. Busch when this request for acceleration has been granted.

Sincerely,

/s/ Daniel R. Passeri

Daniel R. Passeri

Chief Executive Officer